Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

November 1, 2019	NR 19-17

Alianza Minerals intersects 455 g/t silver over 1 metre at Haldane Silver Property, YT

●	Confirms wide structures hosting mineralization
●	Multiple high-grade intersections
●	New footwall veins identified

VANCOUVER, British Columbia -- Alianza Minerals Ltd. (TSX-V: ANZ) (OTC: TARSF) (“Alianza” or the “Company”) reports the remaining two holes from the Haldane Silver Property drilling program. Both holes were drilled at the Middlecoff zone at the Mt Haldane Vein System, targeting high-grade silver mineralization found in historic underground workings. Highlights include a 1.02 metre sample within the Middlecoff Zone that assayed 455.0 g/t silver in HLD19-16 from a broader 10.66 metre section that averaged 125.6 g/t silver. A separate intersection returned 996 g/t silver, 1.486 g/t gold and 28.35% lead over 0.35 metres. These results follow the recent confirmation of a second target area at the Bighorn Zone, three kilometres east of the Middlecoff Zone.

“Drilling at the Middlecoff Zone has confirmed the presence of a wide structure capable of hosting high-grade silver mineralization in a series of anastomosing faults,” stated Jason Weber, P.Geo., President and CEO. “We are just starting to understand the orientation of the high-grade shoots that were targeted since the 1920’s, and with the new information from this drilling we can adjust our interpretation and target drilling in subsequent phases.”

Two holes HLD19-16 (187 metres, -60° at 085°) and 17 (200 metres, -70° at 090°) targeted the Middlecoff Zone along strike from a high-grade silver-bearing vein which returned an average of 775 g/t Ag in a series of 17 historic chip samples averaging 1.0 metre wide over 13.7 metres of strike.  Hole HLD19-16 targeted this zone along a shallow plunge and intersected significant mineralization in the Middlecoff Zone from 110.30 to 125.00 metres downhole, crossing at least three mineralized vein-faults; from 110.30 to 112.76 metres, from 115.46 to 117.70 metres, and from 120.55 to 122.57 metres. The zones consist of strongly oxidized, fractured and broken core with fault gouge and little remnant sulphide. Between these structures, the core is altered and mineralized with galena present in veins where preserved. Of note is the uppermost intersection within the Middlecoff zone which included a 0.35 metre section of 996 g/t silver and 1.486 g/t gold. This mineralization was marked by elevated gold-copper-antimony-arsenic values in contrast to the other intersections downhole which are lower in these elements. Further downhole, two additional mineralized structures were also intersected from 133.00 to 133.40 metres and 153.55 to 156.00 metres (Footwall Veins).

 Vein-Structure Intersections - Middlecoff Zone

Drill Hole	From (m)	To (m)	Core Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Target	% Core Recovery
HLD19-16	110.30	112.76	2.46	0.458	211.1	5.45	3.37	Middlecoff	77
includes	111.35	111.70	0.35	1.486	996.0	28.35	0.53		67
HLD19-16	114.34	125.00	10.66	0.074	125.6	1.27	0.47	Middlecoff	89
includes	114.34	117.70	3.36	0.208	155.8	3.64	0.99		96
and	121.55	125.00	3.45	0.014	205.7	0.17	0.24		91
includes	121.55	122.57	1.02	0.015	455.0	0.39	0.51		82
HLD19-16	133.00	133.35	0.35	0.008	187.0	0.24	0.29	Footwall	73
HLD19-16	154.25	156.40	2.15	0.055	42.7	0.15	1.24	Footwall	86
HLD19-17	125.00	129.00	4.00	0.132	58.3	1.29	0.28	Middlecoff	98
HLD19-17	130.90	133.15	2.25	0.015	9.4	554	0.72	Middlecoff	92
HLD19-17	155.60	160.00	4.40	0.148	56.2	0.38	0.36	Footwall	84
includes	159.00	160.00	1.00	0.129	180.0	0.94	0.50		89

HLD19-17 targeted the Middlecoff Zone at approximately a -70° south plunge, 30-35 metres below the high-grade zone and 25 metres down dip from HLD19-16. This hole intersected a geologically similar section below the Ewing fault, but structures and veins are not as well-developed as in hole HLD19-16, with the vein-faults intersected between 125.00 and 133.15 metres. This may suggest the dominant control has a shallower plunge as seen in HLD19-16. In addition to this mineralization, there is a zone down hole that occurs in a strongly faulted, altered and mineralized section from 148.0 to 160.0 metres, that appears to correlate with the lower zone “Footwall Vein” in HLD19-16. This zone featured an intersection of 180.0 g/t silver and 0.129 g/t gold over 1.00 metre. Like the intersections in HLD19-16, the vein-fault zones consist of strongly oxidized, fractured and broken core with fault gouge and little remnant sulphide.

The Middlecoff vein–faults intersected in the current drilling and limited historic underground workings remain open to depth and in both directions along strike below the Ewing Fault.

The Haldane high-grade silver target is located in the historic Keno Hill Mining District of Yukon Territory. The 8,579 hectare property is located 25 km west of Keno City, YT in the western portion of the district. The 2019 Phase II program targeted three main areas: the newly identified Bighorn and Ross anomalies and the Mt. Haldane Vein System (MHVS). One hole was completed at each of the Ross and Bighorn anomalies, with two holes targeting veins of the Middlecoff Zone in the Mt. Haldane Vein System target area. A total of 963 metres was cored in four holes.

About Alianza Minerals Ltd.

Alianza employs an exploration model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 82.3 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.